UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

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                                                        SEC FILE NUMBER

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                                                            0-49649


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                                                         CUSIP NUMBER
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                                                           728127101
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(Check one):             __ Form 10-K  ___ Form 20-F  ___ Form 11-K
                         __X_ Form 10-Q ___ Form N-SAR  ___ Form N-CSR

                   For Period Ended:  March 31, 2006
                   ___ Transition Report on Form 10-K
                   ___ Transition Report on Form 20-F
                   ___ Transition Report on Form 11-K
                   ___ Transition Report on Form 10-Q
                   ___ Transition Report on Form N-SAR
                   For the Transition Period Ended:_______________



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Read Instruction (on back page) Before Preparing Form. Please Print or Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Playlogic Entertainment, Inc.
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Full Name of Registrant

Donar Enterprises, Inc.
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Former Name if Applicable

Concertgebouwplein 13, 1071 LL
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Address of Principal Executive Office (Street and Number)

Amsterdam, The Netherlands
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following
 [X] the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant is still in the process of completing its financial statements for the quarterly period ended March 31, 2006. As a result, the Registrant is seeking the extension provided by filing this Form 12b-25 in order to allow the Registrant more time to complete preparation. The delay could not be eliminated without unreasonable effort or expenses. The Management is working diligently to analyse and accurately report its financial performance, however, because of the nature and complexity of the reverse merger accounting and the efforts associated with coordinating accounting firms based in The Netherlands and the US, the Registrant was unable to complete its financial statements and file its Form 10-QSB for the quarterly period ended March 31, 2006 within the prescribed time period. The Registrant expects that it will be able to complete the work in time for the Registrant to file its Form 10-QSB for the quarterly period ended March 31, 2006 prior to the reporting deadline provided by such extension. No auditors' statement or other exhibits required by Rule 12b-25(c) is applicable.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


       Willem M. Smit                   31                  20-676-0304
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           (Name)                   (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes __X__ No ___

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes _X__ No ___

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On June 30, 2005, Donar Enterprises, Inc., the Company's predecessor ("Donar"), Playlogic International N.V., a corporation formed under the laws of The Netherlands ("Playlogic"), and the shareholders of Playlogic ("Playlogic Shareholders") entered into a Securities Exchange Agreement. Pursuant to this agreement, Playlogic Shareholders exchanged 100% of the issued and outstanding ordinary shares and preferred shares of Playlogic for an aggregate 21,836,924 shares of Donar's common stock. As a result of this transaction, Playlogic became Donar's wholly owned subsidiary, which now represents all of Donar's commercial operations, and Playlogic Shareholders control approximately 91% of the outstanding common stock of Donar, post-transaction. On August 1, 2005, Donar merged with a wholly owned subsidiary named Playlogic Entertainment, Inc., and in connection with such merger, Donar changed its name to Playlogic Entertainment, Inc.

     The abovementioned share exchange on June 30, 2005 effected a change in control of the Registrant and was accounted for as a "reverse acquisition" whereby Playlogic is the accounting acquior for financial statements purposes. Accordingly, for all periods subsequent to June 30, 2005, the financial statements of the Registrant reflect the historical financial statements of Playlogic since its inception and the results of operations of the Registrant subsequent to June 30, 2005. The financial statements to be included in the Registrant's Form 10-QSB for the quarterly period ended March 31, 2006 will reflect the operations of Playlogic. For the reasons stated in Part III, a reasonable estimate of the quantitative operation results of the Registrant after the merger cannot be accurately made as of this date.


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                          Playlogic Entertainment, Inc.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    May 15, 2006                By /s/ WILLEM M. SMIT
                                       Willem M. Smit
                                       Chief Executive Officer
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